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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

and

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)
(Name of Subject Company (Issuer))
NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
(Translation of Name of Subject Company (Issuer) into English)
BOLIVARIAN REPUBLIC OF VENEZUELA
(Name of Filing Person (Offeror))
American Depositary Shares (ADSs),
each representing seven shares of Class D Common Stock,
nominal value Bs. 36.90182224915 per share
(Title of Class of Securities)
204421101
(CUSIP Number of Class of Securities)
Yosmary García
Comisión Nacional de Telecomunicaciones
Av. Veracruz, Edificio CONATEL — Nueva Sede
Las Mercedes, Caracas 1050-A,
Venezuela
(58) 212 909 0493

with copy to

Lawrence Goodman, Esq.
Valarie A. Hing, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)
(Date of Event Which Requires Filing of this Statement)

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee (2)

$889,524,287	$27,309 (3)

(1)	Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by multiplying 59,909,057 (which is the estimate of the number of ADSs outstanding) by the offer price of US$14.84791 per ADS.

(2)	The filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007 and is derived by multiplying the transaction valuation by 0.00003070.

(3)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:     ☑
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☑ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☑

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS: The Government of the Bolivarian Republic of Venezuela

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Venezuela

	7	SOLE VOTING POWER:

NUMBER OF		428,803,235 (1) 61,257,605 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		428,803,235 (1) 61,257,605 (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

428,803,235 (1) 61,257,605 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.3 (2)%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (GOVERNMENT)
(1) Represents ADSs tendered into the U.S. Offer that were accepted for payment on May 15, 2007, in accordance with the procedure described in the U.S. Offer to Purchase. Each ADS represents seven Class D Shares.
(2) Calculated assuming 491,055,129 outstanding Class D Shares, which is based upon the 436,643,989 Class D Shares reported as outstanding as of February 28, 2007 (as reported in the Issuer’s Form 14D-9 filing on April 13, 2007) and 54,411,140 Class A Shares reported by the ADS Receiving Agent as converted to Class D Shares for deposit and conversion to ADSs pursuant to the U.S. Offer.

Items 4, 8 and 11
Item 12. Exhibits
SIGNATURE

INTRODUCTION
     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the United States Securities and Exchange Commission (“SEC”) on April 9, 2007 by the Bolivarian Republic of Venezuela (the “Venezuelan Republic”) in connection with the Venezuelan Republic’s offer (the “U.S. Offer”) to purchase any and all outstanding American Depositary Shares (the “ADSs”) of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), a company (compañía anónima) organized under the laws of the Venezuelan Republic (“CANTV”), at a price of US$14.84791 per ADS in cash, without interest, on the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated April 9, 2007 (the “U.S. Offer to Purchase”) and the accompanying ADS Letter of Transmittal.
     This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the U.S. Offer to Purchase and the ADS Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 3 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the U.S. Offer to Purchase.
Items 4, 8 and 11.
     Items 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:
     Based on final reports from the ADS Receiving Agent and the Coordinator for the Venezuelan Offer, 61,257,605 ADSs (representing an aggregate of 428,803,235 Class D Shares) were validly tendered into the U.S. Offer (including 54,415,907 Class D Shares which were converted into 7,773,701 ADSs upon the Venezuelan Republic’s acceptance for payment of ADSs tendered into the U.S. Offer, in accordance with the procedure described in the U.S. Offer to Purchase) and not withdrawn, and 197,949,721 Common Shares were validly tendered into the Venezuelan Offer and not withdrawn. The tendered Common Shares and ADSs together with the 51,900,000 Common Shares held by the Venezuelan Economic and Social Development Fund Bank and the Venezuelan Ministry of the Popular Power for Infrastructure represent an aggregate of 678,652,956 Common Shares, or approximately 86.2% of the outstanding Common Shares of CANTV.
     Settlement for the Common Shares tendered into the Venezuelan Offer took place at a special session of the Caracas Stock Exchange held on May 15, 2007, and the ADSs tendered into the U.S. Offer were accepted for payment on the same date in accordance with the procedures described in the U.S. Offer to Purchase and the Venezuelan Offer to Purchase. Payment for the Common Shares and ADSs will be made no later than May 22, 2007, the tenth (10th) Caracas Stock Exchange trading day following the Expiration Date.
Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	U.S. Offer to Purchase, dated April 9, 2007*

(a)(1)(B)	Form of ADS Letter of Transmittal and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(C)	Form of ADS Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs*

(a)(5)(A)	Summary Advertisement as published in The New York Times on April 9, 2007*

(b)	None

2

Exhibit	Description
(d)	Memorandum of Understanding, dated February 12, 2007, by and among Verizon Communications Inc., GTE Venholdings B.V. and the Bolivarian Republic of Venezuela (incorporated by reference to the pre-commencement Schedule TO-C filed by the Bolivarian Republic of Venezuela on February 23, 2007)*

(g) through (h)	None

*	Previously filed.

3

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: May 15, 2007

BOLIVARIAN REPUBLIC OF VENEZUELA

By: Name:	/s/ Jesse Chacón Ecsamillo Ing. Jesse Chacón Ecsamillo
Title:	Minister of Telecommunications and
Information of the Bolivarian Republic of
Venezuela